September 7, 2022

Via SEC Edgar Submission

Edwin Kim, Staff Attorney

Jan Woo, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Metro One Telecommunications, Inc. Registration Statement on Form S-1 Filed February 11, 2022 File No. 333-262645

Ladies and Gentlemen:

The Company has reviewed the comment letter from the Securities and Exchange Commission (the “Staff”) dated March 11, 2022 and has filed Amendment No.1 to the Registration Statement which, together with the responses set forth below in this letter, address the issues which were the subject of the Staff’s comments. For ease of reference, each of the Staff’s comments are set forth below followed by the applicable response.

Form S-1 filed February 11, 2022

Prospectus Cover Page, page iii

Comment 1: Please revise the prospectus cover page to clarify whether the primary offering of common stock is being made on a best efforts, no minimum basis; whether the company is offering warrants or just the shares underlying the warrants; and the price at which the selling shareholders are offering shares of common stock. Also, (i) specify the exercise prices of the warrants and their expiration dates; and (ii) disclose the duration of the offerings.

Response to Comment 1:  Revised language has been included on page iii of the amended registration statement to address the Staff’s comment number 1.

Prospectus Summary, page 1

Comment 2: Please clarify where your business is primarily managed and operated. You list your principal executive offices in Sheridan, Wyoming, but most of your operations appear to be based in Israel. Please clarify the management activities and operations based in

Wyoming and in the United States, if any.

Response to Comment 2:  Additional language has been provided on page 1 of the Prospectus Summary of the amended registration statement under the bold heading “Location of Business Operations”, in order to address the Staff’s comment number 2.

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Comment 3: You indicate that you are a developer of software services to enable your clients to create their own mobile apps. You also indicate that your recent acquisition of Stratford Ltd and the assets of Royal App. will merge into your offerings in 2021. However, the description of your current offering appear to be primarily of those that you acquired from Royal App., such as Shelfy. Please clarify your offerings and business prior to the acquisition of your Israeli assets and whether you had any operations beyond research and development or organizing activities prior to March 2021. Please address whether you were a shell company, as defined by Rule 405 of Regulation C, prior to the acquisition of the assets of Royal App.

Response to Comment 3: Revised language has been included in the amended registration statement in order to address the Staff’s comment number 3.

Comment 4: Please balance the disclosure regarding your performance claims. Disclose the number of customers you have and the sample size of customers on which your performance claims are based. Please also disclose in the prospectus summary that your auditors have expressed doubt about your ability to continue as a going concern.

Response to Comment 4:  Revised language has been provided in the Prospectus Summary under the heading “Market Analysis” in response to the Staff’s comment number 4.  In addition, revised language has been provided to the Prospectus Summary under the heading “Going Concern” to address the Staff’s comment number 4.

Use of Proceeds, page 16

Comment 5: Please discuss your plans if substantially less than the maximum proceeds are obtained. In this regard, please include a table illustrating your planned use of proceeds if 25%, 50%, 75% and 100% of the offering is sold.

Response to Comment 5:  The language in the revised registration statement under the heading “Use of Proceeds” has been revised, in response to the Staff’s comment number 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Highlights, page 21

Comment 6:  Please provide the basis for your statement that by 2023 you will obtain a customer base of at least 500 subscribers and will experience 200-300% annual growth. Discuss any assumptions and limitations to your estimate.

Response to Comment 6:  The language on page 21 of the amended registration statement has been revised in response to the Staff’s comment number 6 and has been updated with current financial information.

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Liquidity and Capital Resources, page 26

Comment 7:  You state that you will require substantial additional funds for operations in order to meet your software development and business expansion objectives. Please revise to clarify whether your currently available cash resources will be sufficient to meet your working capital needs in the next 12 months and, if so, the amount of additional funds you will need in order to meet your business objectives.

Response to Comment 7:  Revised language has been included in the amended registration statement in response to the Staff’s comment number 7, which now also includes current financial information.

Acquisitions, page 29

Comment 8:  Please provide a description of the material terms of the Asset Purchase Agreement with Royal App. Ltd. We note, for example, that there is an anti-dilution provision that requires that the Trustee hold 8% of the common stock of Metro One Telecommunications, Inc. if shares are issued to your employees. Please clarify how this offering affects this anti-dilution provision and if it will expire upon the consummation of the IPO. Further, clarify if additional shares were issued to the Trustee due to either the PIPE or SAFE offerings.

Response to Comment 8:  Revised language has been included in the amended registration statement under the heading “Acquisition” in response to the Staff’s comment number 8.

Business, page 30

Comment 9:  You indicate that you have three principal products, Mobile Commerce Merchant Platform, Mobile Commerce Enterprise Platform, and an Instore Engagement Suite. Please clarify whether all three products are currently operational and generating revenue.

Response to Comment 9: Revised language has been included in the amended registration statement for each product in response to the Staff’s comment number 9.

Certain Relationships and Related Transactions, page 39

Comment 10:  Please provide a more detailed description of both consulting agreements with your CEO, Ms. Meger. We note that there are two consulting agreements, one for the subsidiary Stratford and another for the U.S. parent company. Please include a description of the termination provisions, the allowable outside activities, hours expected for to devote to either entity, and any other material provisions.

Response to Comment 10:  Revised language has been included in the amended registration statement under the heading “Certain Relationships and Related Transactions” in response to the Staff’s comment number 10.

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Description of Securities, page 39

Comment 11:  We note your disclosure that you may issue preferred stock in the future and that you have outstanding fully paid and non-assessable preferred stock on page 13. We further note your references that you issued Series A preferred with respect to your 2021 SAFE Offering, and all of those preferred shares were converted into common stock on September 30, 2021. However, your certificate of incorporation filed as Exhibit 3.1 and dated July 30, 2021 does not mention any authorized preferred stock, nor does your bylaws filed as Exhibits 3.2 and 3.3 indicate any authorized preferred stock. Please clarify how your Series A Preferred Stock were authorized to be issued and clarify whether there are any currently authorized shares of preferred stock.

Response to Comment 11:  The preferred shares which converted to common shares concurrent with the issuance of common shares under the SAFE offering were issued under the original Oregon charter, which included authorized preferred shares.  While the conversion of the shares was approved at the June 2021 shareholder meeting (which also approved the domicile change), there was a delay in having the conversion shares actually issued pursuant to the approved conversion.  Revised language has been added to the risk factor related to preferred shares, as well as the Description of Securities in response to the Staff’s comment number 11. When the Company re-domiciled to Delaware the class of preferred shares was eliminated.

Comment 12:  Please provide a description of each of your outstanding warrants and the to-be-issued warrants in your primary offering, including material terms and rights and privileges.

Response to Comment 12:  Revised language has been included in the amended registration statement under the heading “Warrants” in response to the Staff’s comment number 12.

Financial Statements

Note 4 – Summary of Accounting Policies, page F-10

Comment 13:  We note on page F-8 that you acquired operating assets in conjunction with the Royal App transaction and on page F-10 that you allocated a portion of the transaction price to agreements (rights and obligations) with customers. We also note that prior to the Royal App transaction, you had no revenues and following the transaction you had revenues in the subsequent periods. While we understand that the legal form of the transaction may be the acquisition of assets, based on the operating assets acquired, customer contracts acquired and revenues following the transaction, it appears that the transaction is a business combination due to a sufficient continuity of operations. Therefore, disclosure of prior financial information for Royal App is material to an understanding of future operations. Please tell us whether the nature of the revenue producing activity generally remain the same following the acquisition, whether the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names remain after the acquisition and the basis for your conclusion that the financial statements are not required pursuant to Rule 3-05 of Regulation S-X as an acquisition of a business as defined in Rule 11-01(d) of Regulation S-X. Please also see FRM 2010.2 for guidance.

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Answer to Comment 13: The Company has revised its disclosures accordingly in order to more accurately reflect the nature of the acquired assets.  While the Company agreed to offer services to 2 of 6 former Royal App customers at the time of the bankruptcy and as part of its acquisition of the assets, the Company has not allocated any value to these contracts given the limited term and revenue contribution.  There was no continuity in the operation following the acquisition of the select assets from Royal App. The Company acquired certain intellectual property from Royal App with the focused intent of substantially augmenting such software and IP with the goal of offering its own unique software, while leveraging the Shelfy brand in markets where there had prior been a market presence. At the time of the bankruptcy proceeding in early 2021, Royal App continued to serve approximately 6 customers, reduced from hundreds of customer accounts served in fiscal 2020.  The agreement to provide services to for a limited term to two customers in 2021 concurrent with closing was not determined by management to be material to the ongoing operations of the Company, nor to the Company’s planned operation of the assets.  Concurrent with initial phase one changes to the acquired IP the Company was able to engage new revenue generating customers.  Presently 3 of 4 recurring customer accounts use the substantially augmented and re-developed software suite derived from the originally acquired IP as the starting point, with several additional software/app launches planned in 2022 and 2023.  In addition, the Company did not acquire any employee contracts from Royal App.  The Company independently negotiated new contracts with certain desired personnel formerly employed by Royal App.  There was no continuity of the operations of the Royal App business.  Finally, Royal App did not generate any published financial reports in 2020 or 2021 (up to the time of the acquisition of the select assets).  The Company does not believe any proforma financial data generated by Royal App would be reflective of the operation of the assets acquired given their predominant non-operating status at the time of acquisition.

Comment 14:  Refer to your accounting policy for contracts with multiple performance obligations on page F-12. We note that the transaction price for contracts with multiple performance obligations is based on "a range" of SSP, in which you state that you typically have more than one SSP for individual products and services due to the stratification of products and services by customer size. We also note on pages F-11 and F-12 that each license and subscription package is very different than the next with prices increasing as the functionality does. Please expand the accounting policy to include the methodology used to allocate the transaction price to SSP for contracts with multiple performance obligations. Refer to ASC 606-10-50-20 and ASC 606-10-55-255 to 258 for guidance.

Answer to Comment 14: The Company has revised the accounting policy for revenue recognition included in each of the audited financial statements for the fiscal years ended December 31, 2021 and 2020, and the unaudited interim report for the three and six month periods ended June 30, 2022, in order to update disclosures to correctly reflect the Company’s current revenue recognition policies.  Additional information has been provided in the amended registration statement in response to the Staff’s comment number 14.

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Note 5 – Acquisition of Assets, page F-16

Comment 15:  We note on page F-16 that the per share value for the share issuance in a private placement was $0.026355 per share while the value ascribed to share issuances for the acquisition of Royal App and related financing costs was $0.05 per share. Please supplementally provide us with a detailed analysis that supports the determination of fair value used to record the valuation of equity issued in conjunction with the Royal App transaction.

Response to Comment 15:  The share value applied under the terms of the puttable SAFE placements was $0.02567 per share, the determination of which was based on the terms of the original agreements and set out below:

Conversion: So long as the foregoing put right is not exercised in respect of a Puttable SAFE, such Puttable SAFE shall automatically be converted into Common Stock of the Company in the event that the Company consummates an equity conversion whereby all Preferred Stock of the Company is converted to Common Stock (the “Preferred Conversion”). Such conversion shall entitle the holder of the Puttable SAFE to the number of shares of Common Stock obtained by dividing the amount invested in respect of such Puttable SAFE by (subject to the paragraph below concerning dilution) the quotient resulting from dividing $2,000,000 by the number of outstanding shares of common stock of the Company immediately following the Preferred Conversion (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of all converting Puttable SAFEs).  At the time of the SAFE agreements and conversion, the Company was still domiciled in Oregon and had 1,000 shares of Series A preferred issued and outstanding, convertible on the ratio of 71,6893.25 common shares for each 1 share of Series A Convertible Preferred held (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of all converting Puttable SAFEs).

Total issued and outstanding
Common June 30, 2022	6,233,326 (prior to conversion)
Preferred Outstanding June 30, 2022	1,000
Conversion value Preferred	71,683.25
Total Preferred to be issued Proforma	71,683,250.00
Total issued and outstanding Proforma	77,916,576.00

Therefore, $2,000,000 divided by the 77,916,576 common shares on a diluted basis provided for the conversion price set out above of $0.02567.  The posted per share value at the time the offering for the SAFES was commenced (March 2021) was less than $0.02 per share as posted on OTCMarket and YAHOO FINANCE.  The Company relied on the price as defined in the agreement.

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The acquisition of certain assets of Royal App was only able to be closed after approval by shareholders at a duly called and convened shareholder meeting on June 30, 2021.  The shares for the acquisition were valued at fair market value on issue date, following redomicile to Delaware, which was August 20, 2021.  The posted market price was considered the most reliable benchmark for value of the issued shares.

Date	Open	Low	High	Close	Volume
8/20/2021	0.05	0.05	0.05	0.05	0
8/19/2021	0.0751	0.0751	0.022	0.05	57,566
8/18/2021	0.0505	0.086	0.0505	0.0751	70,620
8/17/2021	0.0897	0.0897	0.05	0.05	15,205
8/16/2021	0.045	0.045	0.045	0.045	0
8/13/2021	0.045	0.045	0.045	0.045	12,069
8/12/2021	0.05	0.0501	0.0401	0.0401	22,007
8/11/2021	0.062	0.0698	0.0416	0.0611	76,949
8/10/2021	0.061	0.0899	0.061	0.0899	73,158
8/9/2021	0.0625	0.0625	0.0625	0.0625	0
8/6/2021	0.0625	0.0625	0.0625	0.0625	0
8/5/2021	0.0625	0.0625	0.0625	0.0625	0
8/4/2021	0.0625	0.0625	0.0625	0.0625	0
8/3/2021	0.0625	0.0625	0.0625	0.0625	159
8/2/2021	0.0765	0.0765	0.0765	0.0765	0
7/30/2021	0.0825	0.0825	0.0765	0.0765	6,283
7/29/2021	0.061	0.061	0.061	0.061	0
7/28/2021	0.061	0.061	0.061	0.061	575
7/27/2021	0.061	0.09	0.061	0.09	1,148
7/26/2021	0.0755	0.085	0.0755	0.085	1,305
7/23/2021	0.0617	0.077	0.0617	0.077	316
7/22/2021	0.0744	0.0773	0.0744	0.0773	225
7/21/2021	0.085	0.0886	0.079	0.085	15,422
7/20/2021	0.0668	0.0756	0.0633	0.0756	29,209
7/19/2021	0.061	0.0682	0.061	0.061	6,925
7/16/2021	0.0756	0.0756	0.0756	0.0756	0
7/15/2021	0.0603	0.0756	0.0603	0.0756	13,377
7/14/2021	0.0756	0.0756	0.0633	0.0756	40,864
7/13/2021	0.0461	0.114	0.0461	0.0757	181,662
7/12/2021	0.06	0.0878	0.06	0.0878	16,549
7/9/2021	0.0853	0.0896	0.085	0.0855	29,999
7/8/2021	0.0504	0.0504	0.0504	0.0504	0
7/7/2021	0.0504	0.0504	0.0504	0.0504	0
7/6/2021	0.045	0.0607	0.045	0.0504	3,112
7/2/2021	0.075	0.0819	0.075	0.075	18,400
7/1/2021	0.0687	0.0687	0.045	0.053	29,075
6/30/2021	0.0666	0.0988	0.0666	0.08	59,380

Share details provided above are obtained from OTCMarkets.

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Note 9 – Subsequent Events, page F-16

Comment 16:  Based on subsequent events disclosure on page F-16, stock incentives (options and warrants) were granted subsequent to September 30, 2021 with exercise prices at the same per share price as before September 30, 2021of $0.0257. We also note that the exercise prices on stock incentive and warrants was well below the PIPES per share price during the same subsequent period of $0.075 per share. Please provide all disclosures required pursuant to ASC 718-10-50 for stock compensation inherent in these stock incentives. Please revise disclosure on page F-28 accordingly.

Response to Comment 16:  Revised financial disclosures have been added to the amended registration statement in response to the Staff’s comment number 16.

The Company is aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct your comments, if any, or questions concerning this filing to the undersigned at (307)-683-0855 or  info@metro1telecomm.com.

Respectfully Submitted,

/s/ Elchanan Maoz

Elchanan Maoz,

Chief Executive Officer

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